July 6, 2023

VIA EDGAR TRANSMISSION

Kimberly A. Browning

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Mason Capital Fund Trust, File Nos. 333-270294 and 811-23853 (the “Registrant”)

Dear Ms. Browning:

On March 6, 2023, the Registrant filed a registration statement on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) to offer shares of Fundamentals First ETF (the “Fund”). On March 30, 2023, you provided comments via email to Andrew Davalla with respect to the registration statement as described below. Please find below the Registrant’s responses to your comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus

Comment 1.	Please paginate the prospectus.

Response.	The requested revision has been made. Please see attached prospectus with the responsive revision.

Comment 2.	Please include a table of contents meeting the requirements of rule 481(c) under the Securities Act of 1933 (the “Securities Act”). Also, confirm the table of contents will immediately follow the cover page in any prospectus delivered electronically. Id.

Response.	The requested revision has been made. Please see attached prospectus with the responsive revision in marked changes. The Registrant confirms that the table of contents will immediately follow the cover page in any prospectus delivered electronically.

Kimberly A. Browning

July 6, 2023

Investment Objectives/Goals

Comment 3.	Please delete the phrase “general approach” as it suggests the Fund’s description of its investment objective is incomplete and revise the text to disclose in plain English, “the Fund’s investment objectives or goals.” See Item 2 of Form N-1A. See also the SEC’s plain English requirements of Rule 421 under Regulation C under the Securities Act and IM Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update (2014-08) (June 2014) (“IM Guidance Update (2014-08)”).

Response.	The requested revision has been made. The investment objective now reads as follows:

The Fund seeks income and capital growth.

Please see attached prospectus with the responsive revision in marked changes.

Fees and Expenses

Comment 4.	Please revise the Shareholder Fees section to conform to the language of Item 3 of Form N-1A (e.g., revise “Sales Charge (Load) Imposed on Purchases” to “Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)).”

Response.	The requested revision has been made. Please see attached prospectus with the responsive revision in marked changes.

Comment 5.	While the Annual Fund Operating Expenses heading is marked with an asterisk, there is neither a footnote nor other explanatory text correlating to the asterisk. Please clarify accordingly.

Response.	The asterisk was included in error and has been deleted.

Comment 6.	Since the Fund is a new fund, please add a footnote to the fee table indicating “Other Expenses” are based on estimated amounts for the current fiscal year. See Instruction 6(a) to Item 3 of Form N-1A.

Response.	The Fund employs a unitary fee structure so “Other Expenses” will not be incurred.

Comment 7.	Please clarify supplementally to the staff why the “Other Expenses” caption states “None.” We note that while the Statement of Additional Information (“SAI”), starting on page 28, describes an advisory “unitary fee arrangement,” the prospectus is silent regarding any such arrangement. Please note a fund’s Item 10 disclosure should describe in detail any “unitary fee arrangement” (e.g., specify the terms of any compensation the advisor will receive under the arrangement, as well as each expense the advisor will not pay under the arrangement). Please revise the prospectus accordingly.

Kimberly A. Browning

July 6, 2023

a.	For the excluded expenses under the unitary fee arrangement, the SAI provides an incomplete list of such expenses (i.e., the text states the advisor pays all operating expenses of the Fund, except for certain expenses, including but not limited to, interest expenses”). Please revise the disclosure in Item 10 to indicate each such excluded expense the advisor will not pay and make correlated revisions in any related text.

i.	If any excluded expense is one that that should be reflected in the fee table (e.g., acquired fund fees and expenses), advise the staff supplementally of any such expense and confirm that any such expense is included in the fee table.

Response.	The following disclosure has been added to Item 10:

The Investment Advisory Agreement provides that the Advisor will pay all operating expenses of the Fund, except for any interest expenses, taxes, brokerage expenses, future Rule 12b-1 fees (if any), acquired fund fees and expenses and expenses incidental to a meeting of a Fund’s shareholders.

There are no excluded expenses that would need to be included in the fee table.

Principal Investment Strategies

Comment 8.	Please briefly explain in plain English, the “investment strategy [of a] long-only, long-term approach” as stated in the first sentence of the first paragraph. We note the Item 4 risks section has a Holding Period Risk paragraph stating in part, “[i]t is the intention of the Fund to hold a position in securities selected for the portfolio by the Advisor for multiple years.” Is this part of the Fund’s “long-only, long-term approach”? Please clarify and harmonize the Item 4 sections accordingly.

Response.	The disclosure has been revised as follows as the first sentence of the Principal Investment Strategies section:

Kimberly A. Browning

July 6, 2023

The Fund’s investment strategy is a long-only, long-term approach as it seeks to buy and hold its investments, provided that such investments meet the investment criteria used by the Fund’s adviser.

Comment 9.	The prospectus is silent about the securities the Fund will use as principal investments beyond disclosing in the Item 4 summary a: (1) brief reference to equity securities; and (2) a list fixed-income securities that is generalized. Please revise the prospectus to specify each type of equity security (e.g., common stock and American Depositary Receipts) and fixed-income security (e.g., mortgage-backed securities) in which the Fund will invest principally along with all attendant principal risks. See Items 4 and 9 of Form N-1A. The Fund may add this detailed information to Item 9.

Response.

Comment 10.	In the first paragraph, the second sentence states, “equity investments may be made . . . [in] any . . . geographical location including foreign and emerging market countries.” (Emphasis added.) Please also specify in Item 4 the issuers of the fixed-income securities in which the Fund will invest principally. We note Item 9 states the “Fund expects to invest in both U.S. and non-U.S. based companies.” Please clarify and harmonize the Item 4 and Item 9 sections accordingly and for purposes of plain English, use correlating terms and phrases. For example, if the Fund will use the term “Non-U.S. based company,” it must define that term and give the source of the definition.

Response.	The disclosure has been revised as follows:

The Fund will primarily invest in publicly-traded equity securities and fixed-income securities. Equity securities include common stock and American Depositary Receipts (ADRs) and may be made in companies of any market capitalization, industry or geographical location including foreign and emerging market countries. The Fund considers issuers from foreign countries to be those issuers economically tied to a country or countries outside the United States. The Fund considers emerging market countries to be those represented in the MSCI Emerging Markets Index.

With respect to fixed-income securities, the Fund may invest in domestic and foreign corporate bonds, commercial notes, government securities and money market instruments including money market funds.

Comment 11.	The second sentence indicates the Fund will invest in “foreign . . . countries.” Please disclose the specific criteria the Fund will use to determine investments are foreign investments (i.e., investments economically tied to a country or countries outside of the United States). The Fund may add this detailed information to Item 9.

Kimberly A. Browning

July 6, 2023

Response.	The following disclosure has been added:

The Fund considers issuers from foreign countries to be those issuers economically tied to a country or countries outside the United States.

Comment 12.	If the Fund will invest principally in unrated fixed income instruments, please state so in Item 4 and indicate how such instruments’ credit quality will be assessed (e.g., fixed income securities of comparable quality as determined by the advisor). See Items 4 and 9.

Response.	The Fund will not principally invest in unrated fixed-income instruments.

Comment 13.	While the SAI defines duration, the prospectus provides no such definition. As duration is part of the Fund’s principal investment strategies, please define this term in the prospectus and include a related brief example (e.g., duration is a measure of the price sensitivity of a debt security or portfolio of debt securities to relative changes in interest rates. For instance, a duration of “three” means that a security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates). The Fund may add this detailed information to Item 9.

Response.	The following disclosure has been added to Item 9:

Duration is a measure of the price sensitivity of a debt security or portfolio of debt securities to relative changes in interest rates. For instance, a duration of “three” means that a security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates.

Comment 14.	The penultimate sentence of the first paragraph states the Fund may invest in “cash and cash-equivalent positions.” Please: (1) specify these “cash-equivalent positions” along with any attendant risks (the Fund may add this detailed disclosure to Item 9); and (2) summarize in Item 4 how the Fund will achieve its investment objective of “income with growth” by investing in “cash and cash-equivalent positions.” See Items 4(a) and 9(b) of Form N-1A.

Response.	The reference to “cash and cash-equivalent positions” has been replaced with “money market funds.”

Kimberly A. Browning

July 6, 2023

Comment 15.	In the first paragraph, the penultimate sentence states, “[i]nvestments in any one portfolio holding will be limited to 5% of the Fund’s assets . . . measured at the time of purchase.” Does the Fund have a policy to address when any such holding exceeds 5% of the Fund’s assets? For example, based on the disclosure, beyond this “at the time of purchase policy,” it appears the Fund has no policy restricting the amount of portfolio holdings the Fund may invest in a particular type of investments (e.g., at any given time, the Fund could be invested up to 50% or more in junk bonds). Please clarify the disclosure with an eye toward the avoidance of misleading disclosure.

a.	If the Fund may invest significantly in below investment grade bonds, including junk bonds, state so in plain English and disclose the maximum percentage for such investments.

Response.	The Fund will limit its investment in high-yield bonds to 10% of assets.

The disclosure regarding position size has been revised as follows:

Investments in any one portfolio holding will be limited to 5% of the Fund’s assets (except for money market funds), measured at the time of purchase. In the event a holding comes to represent more than 5% of the Fund’s assets, the Fund will sell a portion of such holding to bring it the position to below 5% of the Fund’s assets.

Comment 16.	In the first paragraph, the last sentence states, “[u]nder normal market conditions, the Fund is expected to invest approximately 50%-100% of its net assets in equity securities and up to 50% of its net assets in fixed-income securities. (Emphasis added.) Please revise this disclosure to conform to the language of Form N-1A (i.e., change “is expected” to “intends”). See Items 4(a) and 9(b) of Form N-1A.

Response.	The requested revision has been made. Please see attached prospectus with the responsive revision in marked changes.

Principal Risks of Investing in the Fund

Comment 17.	Please re-order the principal risks to prioritize those risks that are most likely to adversely affect each Fund’s net asset value, yield and total return. See ADI 2019-08 - Improving Principal Risks Disclosure. See also, Dalia Blass, Division Director, Division of Investment Management, remarks at the Keynote Address - ICI Securities Law Developments Conference on Oct. 25, 2018.

Kimberly A. Browning

July 6, 2023

Response.	The principal risks have been re-ordered to reflect which risks are most likely expected to affect the Fund’s performance.

Comment 18.	The Item 4 risks section is silent about the risks of certain principal investments (e.g., equity securities, fixed income securities risk, and government securities). As a fund’s principal risks and principal investment strategies should correlate, please revise the Fund’s Item 4 sections accordingly. See Items 4 and 9 of Form N-1A (as noted above, the Fund may add more detailed disclosure about the Fund’s strategies and risks to Item 9).

a.	With respect to the principal risks arising from investing in fixed income securities, given the current inflationary environment and the Federal Reserve’s response to it, please summarize in the Item 4 risks section the effects that inflation and interest rate increases may have on the Fund’s investments and strategies.

Response.	The following risk disclosures have been added to the registration statement:

Equity Risk. Equity securities, which include common stocks, convertible securities, preferred stocks, warrants and sponsored and unsponsored ADRs may decline in value because of changes in the price of a particular holding or a broad stock market decline. Common stock ranks below preferred stock and debt securities in claims for dividends and for assets of the company in a liquidation or bankruptcy. The value of a security may decline for a number of reasons that directly relate to the issuer of a security or broader economic or market events including changes in interest rates.

Fixed-Income Risk. The Fund will be subject to the risks of investing in fixed income securities. The prices of fixed income securities respond to economic developments, particularly interest rate changes, as well as to perceptions about the creditworthiness of individual issuers. Fixed income securities are subject to the following risks:

Call Risk. If interest rates fall, it is possible that issuers of callable securities will “call” (or prepay) their bonds before their maturity date. If a call were exercised by the issuer during or following a period of declining interest rates, the Fund is likely to have to replace such called security with a lower yielding security or securities with greater risks or other less favorable features. If that were to happen, it would decrease the Fund’s net investment income.

Credit Risk. The risk that an issuer will fail to pay its obligations when they are due. As a result, the income from an investment might be reduced and the value of the investment might fall. Changes in the economic, social or political conditions that affect an issuer, or type of security or other instrument can increase the risk of default by an issuer or counterparty, which can affect a fixed-income security’s credit quality or value and an issuer’s ability or willingness to pay interest and principal when due.

Kimberly A. Browning

July 6, 2023

Duration Risk. Longer-term securities may be more sensitive to interest rate changes. Given the potential for increases in those rates, a heightened risk is posed by rising interest rates to a fund whose portfolios include longer-term fixed income securities.

Interest Rate Risk. The risk that debt instruments will change in value (either positively or negatively) because of changes in interest rates. Generally, a fixed-income security will increase in value when prevailing interest rates fall and decrease in value when prevailing interest rates rise. Longer-term securities are generally more sensitive to interest rate changes than shorter-term securities, but they generally offer higher yields to compensate investors for the associated risks.

Government Securities Risk. If a U.S. Government agency or instrumentality in which the Fund invests defaults and the U.S. Government does not stand behind the obligation, the Fund’s share price or yield could fall. Securities of U.S. Government sponsored entities are neither issued nor guaranteed by the U.S. Government. The U.S. Government’s guarantee of ultimate payment of principal and timely payment of interest of the U.S. Government securities owned by the Fund does not imply that the Fund’s shares are guaranteed by the Federal Deposit Insurance Corporation or any other government agency, or that the price of the Fund’s shares will not fluctuate.

ETF Structure Risk

Comment 19.	Under this ETF Structure Risk, please add an International Securities Risk sub-heading or otherwise disclose that where all or a portion of the Fund’s underlying securities trade in a market that is closed when the market in which the Fund’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the Fund’s domestic trading day. In addition, please disclose that this in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Kimberly A. Browning

July 6, 2023

Response.	The following disclosure has been added:

International Holdings Risk. As a portion of the Fund’s underlying securities may trade in a market that is closed when the exchange on which the Fund’s shares are listed and traded is open, there may be changes between the last quote from its closed foreign market and the value of such security during the Fund’s domestic trading day. Accordingly, this difference in markets could lead to a differences between the market price of the Fund’s shares and the underlying value of those shares.

Trading Issues

Comment 20.	While the current disclosure does not include a separate Authorized Participant-Related Risks paragraph, certain disclosures under this Trading Issues paragraph suggest such a risk is applicable to the Fund (e.g., it appears securities underlying the Fund are traded outside of a collateralized settlement system). As applicable, please add an Authorized Participant-Related Risk paragraph and disclose therein that:

a.	there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the Fund’s shares. Also, please note that this could in turn lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response.	The following disclosure has been added:

Authorized Participant Risk. There are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). To the extent that those authorized participants exit the business or are unable to process creation or redemption orders and no other authorized participants are able to step forward to do so, there may be a significantly diminished trading market for the Fund’s shares. This could lead to differences between market price and underlying value of shares.

Kimberly A. Browning

July 6, 2023

Liquidity Risk

Comment 21.	Please expand the last sentence to explain the adverse effect on the liquidity of the Fund’s shares may, in turn, lead to wider bid/ask spreads.

Response.	The disclosure has been revised as follows (italics added for emphasis):

This adverse effect on the liquidity of the Fund’s shares may, in turn, lead to differences between the market value of the Fund’s shares and the Fund’s net asset value and wider bid/ask spreads.

Cash Transaction Risk

Comment 22.	With respect to the costs this paragraph describes the Fund may incur, please disclose that these costs could decrease the Fund’s net asset value to the extent the costs are not offset by a transaction fee payable by an authorized participant.

Response.	The disclosure has been revised as follows (italics added for emphasis):

Cash Transaction Risk. Purchases and redemptions of creation units that are made primarily with cash, rather than through in-kind delivery of portfolio securities may cause the Fund to incur additional costs including brokerage costs and taxable capital gains or losses that the Fund may not have incurred if the Fund had made purchases or redemptions in-kind. Such transaction costs could decrease the Fund’s net asset value to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Annual Total Returns

Comment 23.	To correlate to the language of Item 4 of Form N-1A and for purposes of plain English, please revise this heading from “Annual Total Returns” to “Performance Information.” Also, add the narrative disclosure required by Item 4(b)(2)(i). For example, disclose the: (1) information will show changes in the Fund’s performance from year to year and show how the Fund’s average annual returns compare with those of a broad measure of market performance; and (2) Fund’s past performance is not necessarily an indication of how the Fund will perform in the future. Also, if applicable, disclose that updated performance information will be available and provide a website address and/or toll-free (or collect) telephone number where the updated information may be obtained. Id.

Response.	The disclosure has been revised as follows:

Kimberly A. Browning

July 6, 2023

This is a new Fund, therefore there are not yet any returns. Once operational, performance information for the Fund will be provided in this section in future prospectuses. Performance information will show changes in the Fund’s performance from year to year and show how the Fund’s average annual returns compare with those of a broad-based market index. The Fund’s past performance is not necessarily an indication of how the Fund will perform in the future. Performance information will be available at www.fundamentalsfirstfund.com.

Comment 24.	Supplementally, please tell the staff the appropriate broad-based securities market index the Fund intends to use in its average annual total return table. Please see Tailored Shareholder Reports for Mutual Funds and Exchange-Traded Funds; Fee Information in Investment Company Advertisements, Investment Company Act Release No. 34731 (October 2022) [87 FR 72758 (Nov. 25, 2022)].

Response.	The Registrant intends to use the S&P 500 Index as its primary benchmark. The Adviser is considering the use of a supplemental benchmark index as well.

Investment Advisor

Comment 25.	Immediately before this “Investment Advisor” heading, please add a “Management” heading. See Item 5 of Form N-1A.

Response.	The requested revision has been made. Please see attached prospectus with the responsive revision in marked changes.

Purchase and Sale of Fund Shares

Comment 26.	In the second paragraph, please revise the last sentence to include the disclosure required by Item 6(c)(2) of Form N-1A (i.e., the disclosure should also mention “premium” and “discount”)

Response.	The disclosure has been revised as follows:

Shares of the Fund may trade at a price that is greater than NAV (premium) or less than NAV (discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase shares of the Fund (bid) and the lowest price a seller is willing to accept for shares of the Fund (ask) when buying or selling shares in the secondary market (the “bid-ask spread”). Information on the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, can be found on the Fund’s website at www.fundamentalsfirstfund.com.

Kimberly A. Browning

July 6, 2023

Comment 27.	Please revise this section to include the information required by Item 6(c)(3) of Form N-1A.

Response.	The requested revision has been made. Please see response to Comment 26.

Comment 28.	Please explain to the staff whether the Fund will combine the information required by Item 6(c)(4) of Form N-1A into the information required by Item 1(b)(1), as permitted by Instruction 4 of Item 6 of Form N-1A.

Response.	The Registrant does not intend to combine the disclosures.

Additional Information About Principal Investment Strategies and Related Risks

Comment 29.	The disclosure about the principal investment strategies responsive to both Items 4(a) and 9(b) of Form N-1A substantially repeats and is nearly identical (e.g., the respective Foreign Securities Risk sections). Please note Item 9 of Form N-1A requires a more comprehensive discussion of both the principal strategies and principal risks that affect a fund’s portfolio than the summary discussion required in response to Item 4. Please see the IM Guidance Update (2014-08), which sets forth the staff’s observations about this issue. Please review the Fund’s Item 9 principal strategy disclosure and revise, where appropriate, to include detail.

Response.	Item 4 and Item 9 have been revised to provide for changes responsive to the comment. Please see the revised disclosure in the marked prospectus attached.

Implementation of Investment Objectives

Comment 30.	In this Item 9 section, the first paragraph indicates the Fund will “only invest” in publicly traded securities. The Item 4 summary section, however, indicates the Fund will “primarily invest” in such securities. Please reconcile these disclosures and harmonize the text in plain English.

Response.	The disclosures have been revised to reference “primarily invest” in each instance.

Management of the Fund

Comment 31.	Immediately after this “Management of the Fund” heading, please add a sub-heading titled “Investment Advisor.” See Item 10 of Form N-1A.

Response.	The requested revision has been made. Please see attached prospectus with the responsive revision in marked changes.

Kimberly A. Browning

July 6, 2023

Comment 32.	If the Fund’s advisor has never managed a registered investment company (“RIC”), including any exchange-traded fund, please add attendant risk disclosure in the Item 4 risk section explaining the advisor’s inexperience. See Items 4 (b)(1)(i) and 9(c) of Form N-1A. Also, explain in this Item 10 section the advisor’s experience with respect to managing RICs. See Item 10 of Form N-1A.

a.	In the second sentence, with respect to the phrase “private mutual funds” to avoid confusion with a RIC and with an eye toward the avoidance of misleading disclosure, please delete the term “mutual” from that phrase.

b.	We note the disclosure indicating “Mason Capital Partners will be responsible for selecting the securities to be held by the Fund and will use the same investment strategy it has used for [ ] years in managing similar accounts.” Please clarify in the disclosure the nature of these “similar accounts” (e.g., indicate, if accurate, that these are private/unregistered accounts).

Response.	Principal risk disclosure has been revised to reflect the adviser’s inexperience with managing a registered fund:

Limited History of Operations Risk. While the Advisor has managed other accounts with the same strategy as the strategy it will implement for the Fund, the Advisor has never previously managed a registered fund. The Fund is a new ETF and has a limited history of operations for investors to evaluate.

Management section disclosure has been revised as follows (italics added for emphasis):

Mason Capital Partners has been managing private funds and separately managed accounts with the same investment process for over 30 years. Mason Capital Partners will be responsible for selecting the securities to be held by the Fund and will use the same investment strategy it has used for 30 years in managing separate accounts and private funds.

Comment 33.	The last sentence of the second paragraph states, “[a] discussion regarding the basis for the Board [of Trustee’s (the ‘Board’)] approval of the Investment Advisory Agreement will be available in the Fund’s next annual or semi-annual shareholder report.” As the Fund is new, please revise this text for accuracy (i.e., state that such a discussion will be available in the Fund’s “first” as opposed to “next” annual or semi-annual shareholder report). Also, pursuant to Item 10(a)(1)(iii), state the period, as applicable, that any such report will cover.

Kimberly A. Browning

July 6, 2023

Response.	The requested revisions have been made. Please see attached prospectus with responsive revisions in marked changes.

Portfolio Managers

Comment 34.	In this last paragraph of this section, please revise the last sentence from “jointly responsible” to “jointly and primarily responsible.” See Item 10(a)(2) of Form N-1A. We note the Fund includes such text in Item 5 on page 8. Please harmonize.

Response.	The requested revision has been made. Please see attached prospectus with the responsive revision in marked changes.

Related Performance Information

Comment 35.	Please revise the current heading, “Related Performance Information” to a heading that clearly identifies the source of the performance and in doing so, please do not use a heading that suggests or implies the performance is that of the Fund (e.g., “Prior Related Performance Information of the Advisor” or “Advisor’s Prior Performance”).

Response.	The requested revision has been made. Please see attached prospectus with the responsive revision in marked changes.

Comment 36.	Please explain supplementally to the staff which no-action letter the registrant is relying on to present the prior performance disclosure.

Response.	The Registrant will rely on the Nicholas-Applegate no-action letter dated August 6, 1996.

Comment 37.	Please note the performance information disclosure should specify: (1) the performance includes all accounts managed by the advisor with investment objectives, policies and investment strategies that are substantially similar to those of the Fund; and (2) the nature of the similar accounts (e.g., separate private accounts). Please revise the disclosure accordingly in plain English. Relatedly, clarify the text in the first paragraph, in the first sentence stating the “Advisor is responsible for managing separate accounts for clients, some of which have been invested using the same strategies as the Fund (the ‘Composite’).” (Emphasis added.) Based on this statement, it is unclear if certain accounts were excluded from the “Composite.” If certain accounts were excluded: (1) disclose that fact in the text; (2) explain supplementally why the accounts were excluded; and (3) represent supplementally why any such exclusion does not materially affect the performance or cause the performance presentation to be misleading.

Kimberly A. Browning

July 6, 2023

Response.	The disclosure has been revised as follows:

Advisor’s Prior Related Performance Information

The Advisor is responsible for managing separate accounts for clients using the same strategies as the Fund (the “Composite”). The Composite employs the same features of the Fund’s principal investment strategy. The Advisor had full discretionary authority over the selection of investments for the separate accounts and private funds in the Composite and intends to use substantially the same goals and style of investment management in managing the Fund. The Fund has substantially the same investment objective, policies and strategies as the Composite. The performance of the Composite includes all separately managed accounts and private funds managed by the Advisor with investment objectives, policies and investment strategies that are substantially similar to those of the Fund.

Comment 38.	In the second paragraph, please state the calculation methodology for fees/expenses reflected in the two charts. If accurate, state that net returns shown in the charts are net of all actual fees and expenses, including any sales loads relating to the similar accounts (please note, the presentation may exclude custodial fees as long as this exclusion is disclosed). Also, if the actual fees/expenses of the accounts are lower than the Fund’s fees/expenses, disclose that the use of the Fund’s expense structure would have lowered the performance results.

Response.	The disclosure has been revised as follows:

The information for the Composite is provided to show the past performance as measured against the specified benchmark index and is shown gross and net of management fees for separate accounts and net of management fees and other operating expenses for private funds. The separate accounts and private funds had lower toal expenses that the Fund. Accordingly, the performance shown below would have been lower if such accounts and private funds had the Fund’s expense structure.

Comment 39.	In presenting information for similar accounts, in addition to net or adjusted performance, a fund may also present gross performance of the accounts in addition to net or adjusted performance, but in such cases, the accounts’ net or adjusted performance must be more prominent. Accordingly, please revise the two charts so that the “Net of Fees Composite” captions appear in the first rows before the “Gross of Fees Composite” captions.

Kimberly A. Browning

July 6, 2023

Response.	The requested revision has been made. Please see attached prospectus with the responsive revision in marked changes.

Comment 40.	We note, the first “Composite” chart’s title is “Composite Average Annualized Returns.” (Emphasis added.) Please note, a fund’s prior performance disclosure must present the average “annual” total return for the fund’s 1, 5, and 10 years of operation or since the date of inception if less than 10 years. In this first chart, please revise the term “Annualized” to “Annual” and confirm the information in that chart shows the Fund’s average “Annual” total returns accordingly.

a.	With respect to the two separate Composite return charts, please update each chart to reflect the most recent calendar year returns.

Response.	The requested revisions have been made. Please see attached prospectus with responsive revisions in marked changes.

Comment 41.	Please confirm that all historical returns shown used the standardized SEC method of calculating returns. If the standardized method was not used, please disclose how the performance was calculated and disclose how the methodology differs from the standardized SEC method.

Response.	The Adviser so confirms.

Comment 42.	Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a) (16) under the Investment Advisers Act of 1940.

Response.	The Adviser has confirmed that it maintains the appropriate records.

Net Asset Value

Comment 43.	Please add brief disclosure in this section explaining that the Board retains ultimate responsibility for the Fund’s valuation process.

Response.	The following sentence has been added at the end of the second paragraph of the net Asset Value section:

The Board is ultimately responsible for the Fund’s fair valuation process.

Kimberly A. Browning

July 6, 2023

Taxes on Distributions

Comment 44.	In the penultimate paragraph, please explain in plain English the meaning of “return of capital” (i.e., a return of a capital is a return to investors of a portion of their original investment in the Fund) and disclose that return of capital distributions should not be considered the dividend yield or total return of an investment in fund shares and that any capital returned to investors through distributions will be distributed after payment of fund fees and expenses. In addition, please add disclosure in the Fund’s Item 4 Principal Risks section that distributions may include returns of capital and the consequences of this type of distribution.

Response.	The Fund does not intend to include a return of capital component in its distribution. Accordingly, risk disclosure has not been added.

The following disclosure has been added to the Taxes on Distributions section:

A return of capital is a return to investors of a portion of their original investment in the Fund. Return of capital distributions should not be considered as a dividend or as part of the total return of an investment in Fund shares. Any return of capital distributions with be distributed after the payment of Fund fees and expenses.

Back Cover Page

Comment 45.	In the first paragraph after the “FUNDAMENTALS FIRST ETF” chart, please revise, if accurate, text in last sentence from “will also available” to “will also be available.”

Response.	The requested revision has been made. Please see attached prospectus with the responsive revision in marked changes.

Statement of Additional Information

Types of Investments

Fixed Income Securities

Comment 46.	Please note that a fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the fund’s compliance with its concentration policies.

Kimberly A. Browning

July 6, 2023

Response.	The Registrant so acknowledges.

Illiquid and Restricted Securities

Comment 47.	In defining illiquid investments, please revise the disclosure to conform to the definition of “illiquid investment” found in Rule 22e-4(a)(8) under the 1940 Act (i.e., “an illiquid investment is any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment”).

Response.	The following disclosure has been added to the Illiquid and Restricted Securities section:

An illiquid security is any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the security.

Leading Portfolio Securities

Comment 48.	Disclose: (1) the costs of securities lending do not appear in the Fund’s fee table; (2) if true, the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending; (3) the Fund’s Board has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur; and (4) how any additional income earned on securities lending is divided.

Response.	The following disclosure has been added:

Expenses related to securities lending are not reflected in the Fund’s fee table as set forth in the Prospectus. The Fund may bear the entire risk of loss with respect to any reinvested collateral received in connection with securities lending. Revenues generated from the Fund’s securities lending activities will be allocated between the Fund and its securities lending agent. The Board or the Adviser may recall a security on loan in time to vote a proxy related to such security if the Board or Adviser determines that it is in the Fund’s best interest to do so.

Kimberly A. Browning

July 6, 2023

Investment Restrictions

Comment 49.	The registration statement (e.g., on page 1 of the SAI) indicates the Fund is a diversified series of the Trust. Please add a fundamental investment restriction disclosing the Fund’s diversification policy. See Section 8(b)(1)(A) of the 1940 Act and Items 4(a), 4(b)(1), and 16 of Form N-1A. See also Section 13(a)(1) of the 1940 Act.

Response.	The following disclosure has been added:

With respect to 75% of the value of its total assets, purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities (“U.S. Government and Agency Securities”), or securities issued by other investment companies) if, as a result, (i) more than 5% of the value of the Fund’s total assets would be invested in the securities of that issuer or (ii) the Fund would hold more than 10% of the outstanding voting securities of that issuer.

Comment 50.	With respect to the fifth enumerated fundamental investment policy, please revise the text stating, “[i]nvest more than 25% of the market value of its assets . . . or group of industries” to “[i]nvest more than 25% of its total assets . . . or group of industries.”

Response.	The requested revision has been made. Please see attached SAI with the responsive revision in marked changes.

Comment 51.	On page 23, the second paragraph discussing the Fund’s second fundamental investment policy states, “If the Fund’s asset coverage falls below 300%, the Fund will reduce borrowings within 3 days in order to ensure the Fund has 300% asset coverage.” Section 18(f)(1)of the 1940 Act provides, however, that the required reduction must occur “within three days thereafter (not including Sundays and holidays).” Please revise the policy to conform to the statute.

Response.	The disclosure has been revised as follows:

With respect to Fundamental Investment Restriction #2 above, if the Fund’s asset coverage falls below 300%, the Fund will reduce borrowing within three days thereafter (not including Sundays and holidays) in order to ensure that the Fund has 300% asset coverage.

Kimberly A. Browning

July 6, 2023

Management

Trustee Qualifications

Comment 52.	Please revise the Management Information charts required by Item 17(a)(1) to include the six (6) headings noted in that Item.

Response.	The requested revision has been made as follows:

Name, Address and Year of Birth	Position	Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During the Past Five Years

Board Committees

Audit Committee

Comment 53.	In the first paragraph, the penultimate sentence states the “Audit Committee generally will not consider shareholder nominees.” (Emphasis added.) Please either delete the term “generally” or clarify its meaning (any such clarification should disclose the procedures to be followed by security holders wishing to submit nominee recommendations to the Audit Committee). See Item 17(b)(2)(iv) of Form N-1A.

Response.	The disclosure in question has been deleted.

Comment 54.	As the disclosure starting in the second paragraph concerns the compensation the Fund will pay to its trustees and officers, please consider giving that disclosure an appropriate heading to assist investors in locating it (e.g., a heading titled “Compensation of Trustees and Officers”). See Item 17(c) of Form N-1A.

Response.	The requested revision has been made. Please see attached SAI with the responsive revision in marked changes.

Comment 55.	Please specify the “reasonable expenses” of the Trustees that the Fund will reimburse as mentioned in the first paragraph on page 28.

Response.	The disclosure has been revised as follows (italics added for emphasis)”

Kimberly A. Browning

July 6, 2023

Each Trustee who is not affiliated with the Trust or an investment advisor to any series of the Trust will receive a fee based on the net assets of each fund in the fund complex for his attendance at the regularly scheduled meetings of the Board, to be paid in arrears of each calendar quarter, as well as reimbursement for any reasonable expenses incurred such as expenses related to travel to board meetings and expenses related to board and industry educational events.

Investment Advisor

Code of Ethics

Comment 56.	The disclosure states the “Trust, the Advisor and the Distributor have each adopted codes of ethics [and] . . . Under the Codes, the Trustees are permitted to invest in securities that may also be purchased by the Fund.” (Emphasis added.) Please clarify the accuracy of this disclosure as it seems to indicate the Trustees are subject to each respective code of ethics. Also, disclose what restrictions (and under what respective code) for purchasing securities, including securities that may be purchased or held by the Fund, apply to those beyond the Trustees (i.e., the advisor and distributor, as well as the respective personnel of the Fund, the advisor, and the distributor). Please see Item 17(e) of Form N-1A that requires a statement disclosing whether the codes of ethics adopted by a fund, the fund’s investment advisor and the fund’s principal underwriter, “permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund.” See also, rule 17j-1 under the 1940 Act.

Response.	The disclosure has been revised as follows:

Under the Code adopted by the Trust, the Trustees are permitted to invest in securities that may also be purchased by the Fund.

Portfolio Managers

Compensation

Comment 57.	Please enhance the disclosure to describe the portfolio manager’s compensation with greater specificity. For example, disclose the structure of the compensation (e.g., cash and/or stock). See Instruction 2 to Item 20(b) of Form N-1A. Also, disclose the date as of which the information about portfolio managers’ compensation is provided. For example, the Fund may state that “as of the date of the SAI, . . .. .” See Item 20(b).

Kimberly A. Browning

July 6, 2023

Response.	The disclosure has been revised as follows:

As of the date of this SAI, Albert Mason and Gregg Picillo receive cash compensation from the Advisor as a percentage of assets under management. Elliot Bruce is compensated with a salary as well as with cash compensation related to his percentage of assets under management.

Purchase, Redemption and Pricing of Shares

Acceptance of Purchase Order

Comment 58.	In the second paragraph, please delete the statement that the Fund reserves the “absolute” right to reject or revoke acceptance of a purchase order. Also, please delete the following two listed categories in this paragraph: “(d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund;” and “(f) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust, Fund or the Advisor, have an adverse effect on the Trust, Fund or the rights of beneficial owners.” The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response.	The disclosure has been revised as follows:

The Fund reserves the right to reject or revoke acceptance of a purchase order transmitted to it by the Distributor under certain circumstances including but not limited to (a) the order is not in proper form; (b) the investor(s), upon obtaining the shares ordered, would own [50]% or more of the currently outstanding shares of the Fund; (c) the Deposit Securities delivered do not conform to the Deposit Securities for the applicable date; (d) the acceptance of the Portfolio Deposit would, in the opinion of counsel, be unlawful; or (e) in the event that circumstances outside the control of the Trust, the Distributor and the Advisor make it for all practical purposes impossible to process purchase orders. Examples of such circumstances include acts of God; public service or utility problems resulting in telephone, telecopy or computer failures; fires, floods or extreme weather conditions; market conditions or activities causing trading halts; systems failures involving computer or other informational systems affecting the Trust, the Distributor, DTC, NSCC, the Advisor, the Fund’s Custodian, a sub-custodian or any other participant in the creation process; and similar extraordinary events.

Kimberly A. Browning

July 6, 2023

Part C

Item 28. Exhibits

Item 28(a)- Agreement and Declaration of Trust of the Registrant – Article VI Limitations of Liability and Indemnification

6.1 No Personal Liability of Shareholders, Trustees, etc.

Comment 59.	With respect to the provision in the second paragraph explaining the exclusive jurisdiction of “the courts of the State of Massachusetts,” please revise the disclosure to state that this provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response.	The requested revision to the Agreement and Declaration of Trust will be made and an amended Agreement and Declaration of Trust will be filed in a subsequent amendment to the Trust’s registration statement.

The following disclosure has been added to the prospectus:

Kimberly A. Browning

July 6, 2023

Shareholder Actions

With the exception of any claims under the federal securities laws, any legal suit, action, or proceeding arising out of or relating to the Fund’s Declaration of Trust and the transactions contemplated thereby, as well as the Fund’s By-Laws and the transactions contemplated thereby, shall be instituted in the federal courts of the United States of America or the courts of the State of Massachusetts in each case located in the City of Boston and County of Suffolk, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, or proceeding. As a result, shareholders may have to bring suit in an inconvenient and less favorable forum.

Comment 60.	Please disclose in an appropriate location in the prospectus the exclusive federal forum provision and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the enforceability of this provision since the Securities Act and l940 Act permit shareholders to bring claims arising from these Acts in both state and federal courts).

Response.	Please see response to Comment 59.

Fiduciary Duties

Comment 61.	We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in the Agreement and Declaration of Trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment adviser(s), depositor, or principal underwriter (“fiduciary covered persons”) are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties. Please add a provision to the Agreement and Declaration of Trust, or otherwise modify the Agreement and Declaration of Trust, to clarify explicitly that notwithstanding anything to the contrary in the Agreement and Declaration of Trust, nothing in the Agreement and Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees, officers or any other person(s) covered by the waiver provision(s) in the Agreement and Declaration of Trust shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response.	The requested revision will be made in the amended Agreement and Declaration of Trust.

Kimberly A. Browning

July 6, 2023

Item 28(c)- Not Applicable

Comment 62.	Under Item 28(c) of Form N-1A, Instruments Defining Rights of Security Holders, the Fund discloses “Not Applicable.” Please indicate the relevant portion(s) of the Fund’s Agreement and Declaration of Trust and/or By-Laws that define the rights of shareholders.

Response.	Item 28(c) will be revised to refer and link to the Agreement and Declaration of Trust and By-Laws.

Item 28(i)- Opinion of Thompson Hine LLP

Comment 63.	Please confirm that the legality opinion to be filed as exhibit (i) will be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response.	The Registrant so confirms.

Signatures

Comment 64.	At the time the registration statement was originally filed, Eliot Bruce was the sole initial trustee of the Trust. Please note, pursuant to Section 6(a) of the Securities Act, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, and a majority of the directors or persons performing similar functions. Please make certain the signature page on all pre-effective amendments meets the requirements under Section 6(a) of the Securities Act.

a.	Please be aware any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should make explicit each capacity in which they sign the registration statement.

b.	If you intend to rely on a Power of Attorney (or Powers of Attorney) with respect to the signatures of such officers and trustees, please note that a Power of Attorney specifically referencing this filing must be filed in this registration statement. See Rule 483 under the Securities Act.

c.	Please note, if the signature of the registrant will be executed pursuant to a power of attorney, you must file as an exhibit to the registration statement certified copies of a resolution of the Board authorizing such signature. See Rule 483(b) under the Securities Act.

Kimberly A. Browning

July 6, 2023

Response.	The requested revision has been made. Please see attached Part C with the responsive revision in marked changes.

If you have any questions, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla